June 8, 2016

EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Debay, Staff Attorney

Re:	Pear Tree Funds (File Nos. 333-102055; 811-03790)

Ladies and Gentlemen:

On behalf of Pear Tree Funds (the “Registrant”), please find attached a copy of Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A, which was filed on June 2, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended.  This copy is marked to show changes to Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A, which was filed on July 31, 2015.

Please call me if you have any question relating to Post-Effective Amendment No. 57.

Very truly yours,

/s/ John Hunt

John Hunt

Direct line: (617) 338-2961
jhunt@sandw.com

JH:hex

Attachment

{B2027970; 1}